

July 21, 2011

Via E-mail
Mr. Simon Dingemans
Chief Financial Officer
GlaxoSmithKline plc
980 Great West Road
Brentford, TW8 9GS
England

> **Re: GlaxoSmithKline plc**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **File No. 001-15170**

Dear Mr. Dingemans:

We have reviewed your June 28, 2011 response to our May 31, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to the financial statements

29 Other provisions, page 148

1. Please refer to prior comment two. We continue to believe that the underlying circumstances of the US Government investigation of your former manufacturing site at Cidra, Puerto Rico, Paxil product liability and anti-trust litigation, the US Attorney's investigation into your US sales and promotional practices and Avandia product liability cases are sufficiently dissimilar to warrant presentation of these legal proceedings in separate classes, consistent with your disclosure in Note 44. It does not appear that a single statement about all legal and other disputes fulfils the requirements of paragraphs 85(a) and (b) and 86(a) and (b) of IAS 37, as specified in paragraph 87 of IAS 37. Please provide us proposed disclosure to be included in an amendment to your filing disaggregating the disclosure in the table on page

148, showing the charges and amounts utilized for each class and period (e.g. disaggregation of the £4.111 billion charge for 2010 and the £2.047 billion utilized in 2010).

2. We believe the quantitative disclosures outside of the financial statements specified in SAB Topic 5Y Question 3 should be made for product liability claims, such as aggregate settlement costs, number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. We also believe that historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity should also be disclosed pursuant to the SAB. Please provide us proposed disclosure to be included in an amendment to your filing addressing all of these disclosures.

3. Please refer to prior comment two. Please provide us proposed disclosure to be included under Financial Review 2010 on page 34 in an amendment to your filing of the new information, specific events or other factors that determined your recognition in 2010, instead of earlier periods, of legal obligations for the US Government investigation of your former manufacturing site at Cidra, Puerto Rico, Paxil product liability and anti-trust litigation, the US Attorney's investigation into your US sales and promotional practices and Avandia product liability cases.

4. Please refer to prior comment three. Consistent with guidance in paragraph 85 of IAS 37, please provide us proposed disclosure to be included in an amendment to your filing addressing the expected timing of resource outflows, the uncertainties governing the amount or timing of these outflows and the major assumptions made about future events governing these outflows for each class of provision, particularly the US Government investigation of your former manufacturing site at Cidra, Puerto Rico, Paxil product liability and anti-trust litigation, the US Attorney's investigation into your US sales and promotional practices and Avandia product liability cases.

44 Legal proceedings, page 178

5. Please refer to prior comment four. For each class of contingent liability, where the possibility of a resource outflow in settlements is other than remote but you are unable to reliably estimate the financial effect, please provide us proposed disclosure to be included in an amendment to your filing describing the nature of the underlying legal proceedings and related contingent liabilities.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant